Exhibit 99.3

IR-364

Fanhua Announces the Launch of Its Open Platform

GUANGZHOU, China, November 24, 2022 (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced the official launch of its open platform (the “Open Platform”) aiming to empower independent insurance agencies and agents on the market.

Fanhua’s Open Platform will provide various market participants with access to a standardized compliance framework, a full spectrum of products and services on the market, leading technology and digital operation capabilities, professional training and services, and capital support. Fanhua may also selectively invest in or acquire qualified intermediary companies to strengthen business quality control through equity ties.

Mr. Hu Yinan, Chairman and CEO of Fanhua, commented on the launch of the Open Platform, “China’s life insurance industry is at a stage of profound transformation. While the traditional pyramid structure of life insurance sales force is falling apart, life insurance sales teams are transforming to become more distinctly professional, career-based and elite, and are structured in a more flattened, small, disperse and personalized manner. As such, a large number of fragmented sales organizations and independent agents are in need of a public professional platform that can help them ensure compliance, achieve professional growth, offer whole life insurance services to customers, and improve business efficiency.”

“We believe what will happen next in the individual life insurance agency business in China is that while sales organizations are becoming increasingly fragmented, the market of supporting platforms will become increasingly concentrated.”

“Fanhua has been adhering to the ‘professional back office platform + individual entrepreneurship’ operation model since its inception. After 24 years of development, we have forged a strong open platform with comprehensive infrastructure. The open platform has been empowering our agents in their professional development and career progression, demonstrated by significant improvement in the number and productivity of our elite agents. We therefore believe it is high time to make the platform open to the whole industry.”

“Following the acquisition of Zhongrong Smart Finance Technology Information Technology Co., Ltd. (“Zhongrong”), Fanhua aims to invest in or acquire 20-30 small and medium-sized insurance agencies within the next couple of years. Through the integration with Zhongrong’s managing general agency platform, we expect to connect with 300-500 small and medium-sized insurance agencies to empower various parties in the industry, contributing to the transformation and long-term sustainable, high-quality development of the industry.”

IR-364

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2022, our distribution and service network consisted of 697 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 100 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: Fanhua Inc.